UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Edify Acquisition Corp.

(Name of Issuer)

Common Stock, $ 0.000 par value

(Title of Class of Securities)

28059Q 103

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No. 28059Q 103	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Colbeck Edify Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 6,900,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,900,000(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25%
12	TYPE OF REPORTING PERSON* OO (2)

(1) Does not include 5,640,000 shares of common stock issuable upon exercise of 5,640,000 warrants owned by Colbeck Edify Holdings, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Edify Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Edify Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

(2) Colbeck Edify Holdings, LLC is owned as to 50% by Jason Beckman and 50% by Jason Colodne.

CUSIP No. 28059Q 103	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Jason Beckman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,900,000(1)
SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,900,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25%
12	TYPE OF REPORTING PERSON* OO(2)

(1) Does not include 5,640,000 shares of common stock issuable upon exercise of 5,640,000 warrants owned by Colbeck Edify Holdings, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Edify Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Edify Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

(2) Colbeck Edify Holdings, LLC is owned as to 50% by Jason Beckman and 50% by Jason Colodne.

CUSIP No. 28059Q 103	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jason Colodne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,900,000(1)
SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,900,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25%
12	TYPE OF REPORTING PERSON* OO(2)

(1) Does not include 5,640,000 shares of common stock issuable upon exercise of 5,640,000 warrants owned by Colbeck Edify Holdings, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Edify Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Edify Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

(2) Colbeck Edify Holdings, LLC is owned as to 50% by Jason Beckman and 50% by Jason Colodne.

CUSIP No. 28059Q 103	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer: Edify Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

888 7th Avenue,

Floor 29,

New York, NY 10106

Item 2.

(a)	Name of Person Filing:	Colbeck Edify Holdings, LLC

Jason Beckman

Jason Colodne

(b)	Address of Principal Business Office or if none, Residence:

c/o Edify Acquisition Corp.

888 7th Avenue,

Floor 29,

New York, NY 10106

(c)	Citizenship:	Colbeck Edify Holdings, LLC-Delaware

Jason Beckman – United States

Jason Colodne – United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 28059Q 103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Colbeck Edify Holdings, LLC – 6,900,000 shares.

Jason Beckman – 6,900,000 shares.

Jason Colodne – 6,900,000 shares.

CUSIP No. 28059Q 103	13G	Page 6 of 9 Pages

(1) Does not include 5,640,000 shares of common stock issuable upon exercise of 5,640,000 warrants owned by Colbeck Edify Holdings, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Edify Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Edify Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

(b)	Percent of Class:

Colbeck Edify Holdings, LLC –25%;

Jason Beckman – 25% and

Jason Colodne-25%

The foregoing percentages are based on 27,600,000 shares of common stock outstanding as of the date of this report.

(c)       Number of shares as to which such person has:

(i)       sole power to vote or to direct the vote:

Colbeck Edify Holdings, LLC – 6,900,000 shares;

Jason Beckman – 0 shares.

Jason Colodne-0 shares.

(ii)       shared power to vote or to direct the vote:

Colbeck Edify Holdings, LLC – 0 shares;

Jason Beckman– 6,900,000 shares and

Jason Colodne – 6,900,000 shares.

(iii)       sole power to dispose or to direct the disposition of:

Colbeck Edify Holdings, LLC – 6,900,000 shares;

Jason Beckman – 0 shares and

Jason Colodne – 0 shares

(iv)       shared power to dispose or to direct the disposition of:

Colbeck Edify Holdings, LLC – 0 shares;

Jason Beckman – 6,900,000 shares and

Jason Colodne – 6,900,000 shares

CUSIP No. 28059Q 103	13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 28059Q 103	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

Colbeck Edify Holdings, LLC

By:	/s/ Jason Beckman
Name: Jason Beckman
Title: Co-Founder and Managing Partner

Jason Beckman

/s /Jason Beckman

Jason Colodne

/s/ Jason Colodne

CUSIP No. 28059Q 103	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.0001 par value, of Edify Acquisition Corp., a Delaware limited liability company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2022.

Colbeck Edify Holdings, LLC

By:	/s/ Jason Beckman
Name: Jason Beckman
Title: Co-Founder and Managing Partner

Jason Beckman

/s/ Jason Beckman

Jason Colodne

/s/ Jason Colodne